Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 10, 2023

Otonomo and Urgently to Combine to Create Leading Mobility Services Company

Proposed Merger Would Create an End-to-end Platform for a New Generation of Mobility Services and Experiences for Automotive OEM, Insurance, Transportation, Rental and Fleet Partners and Their Customers

HERZLIYA, Israel, SAN FRANCISCO, Calif. and VIENNA, Va. – Feb. 9, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo”), the platform powering the mobility economy, and Urgent.ly, Inc. (“Urgently”), a U.S.-based leading provider of digital roadside and mobility assistance technology and services, today announced that they have entered into a definitive agreement to merge in an all-stock transaction. As a result of the transaction, Urgently expects that its shares of common stock will be listed under the ticker symbol “ULY”.

Upon closing of the transaction, which has been approved by each company’s board of directors, holders of Otonomo’s ordinary shares will receive common stock of Urgently. Otonomo’s shareholders and other equityholders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of Otonomo’s shareholders and the satisfaction of other customary closing conditions.

Merger Highlights:

•

Urgently and Otonomo equityholders will own approximately 67% and 33%, respectively, of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement.

•	Combines differentiated and synergistic technology portfolios encompassing advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery

•	Creates meaningful cross-selling revenue opportunities and cost savings

•	Transaction expected to close in the third quarter of 2023

•	Urgently’s 2022 revenue estimated at more than $185 million[1]; a 25% increase over Urgently’s 2021 revenue

•	Urgently maintained an annual CSAT score of 4.5 or greater from 2020 through 2022

•	Post-closing, Otonomo will be a wholly owned subsidiary of Urgently

•	Urgently investors include BMW i Ventures, Porsche Ventures, Jaguar Land Rover’s InMotion Ventures, American Tire Distributors, Iron Gate Capital and Emerald Technology Ventures.

Powering the Present and Future of Connected Mobility Services

The combined company is positioned to power the present and future of connected mobility services, creating safe, customer-centric assistance services for automotive OEMs, insurance, rental and fleet partners and their customers. Today, Urgently and Otonomo have solutions operating in more than 26 countries, more than 100 partnership agreements across the automotive OEM, transportation and mapping, insurance, fleet and rental sectors covering up to 70 million vehicles, more than 80,000 estimated connected assistance service professionals and 36 registered and pending patents.

With over 1.7 billion connected vehicles expected to be on the road in the next decade, the combined company will serve mobility markets totaling more than $100 billion2. By receiving connected vehicle signals directly into the Urgently mobility assistance platform, the company will be positioned to transform the legacy roadside assistance industry from one that provides reactive assistance after a mechanical failure to one that increasingly provides higher margin, proactive and preventive forms of assistance. While many parties across the mobility technology ecosystem are poised to receive vehicle signals, Urgently delivers real-world service to consumers, managing the “hard and essential part” of the connected assistance value chain.

Once combined, Urgently and Otonomo will bridge mobility services and data to vastly improve customer experiences and safety, benefiting a variety of real-world applications, such as:

•

First Notice of Loss – The integration of connected vehicle data will make it possible for insurance carriers to more rapidly and accurately convey first notice of loss (FNOL) to expedite claims processing while rapidly dispatching critical roadside assistance from Urgently’s service network to minimize customer inconvenience.

•

Fleet Management – With connected vehicle data, Urgently will enable fleet operators and owners to manage vehicle tracking, receive proactive and predictive alerts for vehicle maintenance and mileage, resulting in speedier vehicle recovery, minimized disruption and the ability to deliver improved experiences for customers.

•

Vehicle Ownership Experience – Integrating connected vehicle data with Urgently’s mobility assistance solutions can redefine OEM customer engagements across the total lifecycle of the vehicle. Benefits include coaching driver behavior to reduce insurance premiums, sending proactive and predictive alerts for vehicle maintenance, and improving customer safety and security when roadside assistance is needed.

[1]

The revenue figure for the year ended December 31, 2022 included in this release is preliminary, has not been reviewed or audited, is based upon Urgently’s estimates, and was prepared prior to the completion of the company’s financial statement close process. There can be no assurance that actual results will not differ from the preliminary financial information presented herein and such changes could be material.

[2]	Ptolemus Consulting Group, May 2022

“This transaction enables us to transform the current reactive roadside experience and deliver on the promise of connected mobility,” said Matt Booth, CEO of Urgently. “The addition of Otonomo’s mobility data uniquely positions Urgently to capitalize on the connections between vehicle data and the fleet, insurance and roadside assistance sectors to provide real-world services that will improve customer experiences and safety.”

”Merging Otonomo and Urgently is an exciting step for Otonomo that advances our vision of empowering the future of mobility and connected services,” said Ben Volkow, CEO and co-founder of Otonomo. “Mobility assistance is a real-world application for connected vehicle data and, by combining both companies’ technologies, we will provide new solutions for the betterment of customer safety, security and accessibility.”

Leadership

The combined company will be led by an experienced leadership team and Board of Directors. Upon the closing of the transaction, Matt Booth will be CEO and Tim Huffmyer will be CFO of the combined company. Ben Volkow will join the Board of Directors and will have an advisor role with the combined company.

Advisors

Evercore served as financial advisor to Urgently, and B. Riley Securities has served as co-financial advisor to Urgently in connection with the transaction. Wilson Sonsini Goodrich & Rosati, PC and Herzog Fox & Neeman served as its legal advisors. Needham & Company, LLC served as exclusive financial advisor to Otonomo, and Latham & Watkins LLP and Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. served as its legal advisors.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages. Our partners gain access to the broadest, most diverse range of data from connected vehicles with just one contract and one API. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe. For more information, visit www.otonomo.io.

About Urgently

Urgently keeps vehicles and people moving by delivering safe, innovative, and exceptional mobility assistance experiences. The company’s digitally native software platform combines location-based services, real-time data, AI and machine-to-machine communication to power roadside assistance solutions for leading brands across automotive, insurance, telematics and other transportation-focused verticals. Urgently fulfills the demand for connected roadside assistance services, enabling its partners to deliver exceptional user experiences that drive high customer satisfaction and loyalty. With more than 50 operating partners and an estimated Service Provider Professional Network of 80,000+, Urgently delivers innovative, transparent and exceptional connected mobility assistance experiences on a global scale. For more information, visit www.geturgently.com.

For media and investment inquiries, please contact:

Juliet McGinnis

Senior Director of Communications, Otonomo

press@otonomo.io

Eileen Pacheco

Communications, Urgently

media@geturgently.com

Forward Looking Statements This release contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this release speak only as of the date of this release. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.